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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Summit Financial Services Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

86606J-10-5

(CUSIP Number)

Marshall T. Leeds

595 South Federal Highway

Suite 500

Boca Raton, Florida 33432

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 86606J-10-5

(1)	Names of Reporting Persons Marshall T. Leeds
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 15,345,087
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 15,345,087
	(10)	Shared Dispositive Power -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,345,087
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 52.7%
(14)	Type of Reporting Person (See Instructions) IN

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This Amendment No. 6 amends Schedule 13D, dated March 22, 2002, and Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 thereto (collectively, the “Schedule 13D”), relating to the common stock, $.0001 par value per share (the “Common Stock”), of Summit Financial Services Group, Inc., a Florida corporation (the “Company”), filed by Marshall T. Leeds (the “Reporting Person”). Except as expressly amended below, the Schedule 13D, as previously amended, remains in effect.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3. is hereby amended to include the following:

This Amendment No. 6 is being filed to report an annual grant of stock options by the Company to the Reporting Person on December 31, 2012, as described in Item 5 below. No cash consideration was paid by the Reporting Person to the Company in connection with the grant of the stock options by the Company to the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to include the following:

(a)(b)(c) As of December 31, 2012, the Reporting Person may be deemed to have beneficially owned an aggregate 15,345,087 shares of the Company’s Common Stock, evidencing approximately 52.7% of the Company’s total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon exercise of stock options and delivery of shares of deferred stock owned by the Reporting Person, as described below). Such shares beneficially owned by the Reporting Person include an aggregate 6,480,000 shares of Common Stock, held of record by Marshall T. Leeds Revocable Trust DTD 12/29/04, of which the Reporting Person is the sole Trustee, and with respect to which the Reporting Person has sole voting and dispositive power; an aggregate 6,065,087 shares of Common Stock issuable upon exercise of a like number of stock options owned by the Reporting Person; and an aggregate 2,800,000 shares of deferred stock owned by the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to such shares. The increase in the percentage of shares of Common Stock owned by the Reporting Person, as described above, was primarily the result of the Company’s repurchase and retirement of an aggregate 6,351,532 shares of the Company’s outstanding Common Stock.

For purposes of calculating the beneficial ownership of the Company by the Reporting Person, all derivative securities, including options and shares of deferred stock, have been included in such ownership, irrespective of their vesting schedule.

On December 31, 2012, the Company granted the Reporting Person 95,000 options to purchase a like number of shares of Common Stock at an exercise price of $.85 per share. Such options expire on December 31, 2019, and vest in four equal installments beginning December 31, 2013.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2013	/s/ Marshall T. Leeds
Marshall T. Leeds